                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                   Years Ended December 31

                                           1995          1994        1993
                                           ----          ----        ----
Revenues:
  Hotel revenues                           $3,470,062    3,842,149   9,226,870
  Management and franchise fees             3,126,972    3,021,857   2,568,945
                                           ----------    ---------  ----------
                                            6,597,034    6,864,006  11,795,815
                                           ----------    ---------  ----------

Costs and expenses:
  Hotel costs and expenses                  1,757,515    2,033,395   5,472,837
  Hotel depreciation and amortization         272,290      389,255   1,348,993
  General and administrative expenses       2,236,622    2,141,792   2,382,219
  Other depreciation and amortization         147,286      121,614     124,940
  Valuation allowances                              -            -     155,000
                                            ---------    ---------   ---------
                                            4,413,713    4,686,056   9,483,989
                                            ---------    ---------   ---------

Operating income                            2,183,321    2,177,950   2,311,826
                                            ---------    ---------   ---------

Other income (deductions):
  Equity in income of hotel
     limited partnerships, net (note 2)       761,523      727,398     208,744
  Interest income (note 2)                    276,423      190,717      94,666
  Interest expense - hotels (note 4)        (653,338)    (834,626) (2,567,210)
  Interest expense - corporate (note 4)     (327,569)    (440,376)   (888,615)
  Capital appreciation fee (note 4)         (610,990)    (289,010)           -
  Gain on disposition of hotels,
     land and related assets (note 3)         163,032      148,171     272,710
  Other partners' equity in income          (226,044)    (130,336)    (35,744)
  Other                                        51,058       60,885      54,587
                                            ---------   ----------  ----------
                                            (565,905)    (567,177) (2,860,862)
                                            ---------   ----------  ----------

Income (loss) before
  extraordinary gain                        1,617,416    1,610,773   (549,036)
Extraordinary gain from debt
  extinguishment (note 4)                           -      495,282  21,314,412
                                            ---------    ---------  ----------

Net Income                                 $1,617,416    2,106,055  20,765,376
                                            =========    =========  ==========

Per common share data:
  Income before
  Extraordinary gain                         $   0.21         0.25      (0.16)
  Extraordinary gain                                -         0.08        6.22
                                           ----------    ---------   ---------

Net income                                   $   0.21         0.33        6.06
                                           ==========    =========   =========

Weighted average common
  shares outstanding                        7,784,327    6,464,688   3,426,307
                                            =========   ==========  ==========

                              SIGNATURE INNS, INC.
                         CONSOLIDATED BALANCE SHEETS

                                                       December 31,
                                                1995                1994
                                             -------------------------------
     ASSETS
Current assets:
  Cash and cash equivalents:
  Corporate                                   1,213,078           1,153,753
  Consolidated hotels                         1,402,047             881,760
                                              ---------           ---------
                                              2,615,125           2,035,513

Other current assets                            500,492             491,886
                                              ---------           ---------
  Total current assets                        3,115,617           2,527,399
                                              ---------           ---------

Hotel limited partnerships (note 2):
  Equity investments                          2,224,857           1,377,930
  Receivables, net                            3,571,648           3,429,712
                                             ----------          ----------
                                              5,796,505           4,807,642
                                             ----------          ----------

Property and equipment, net (notes 3 and 4)   8,763,787           6,543,205

Deferred costs and other assets, net of
  accumulated amortization of $530,114
  and $452,990                                  338,542             215,721
                                              ---------           ---------
                                            $18,014,451          14,093,967
                                             ==========          ==========


     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt (note 4):
     Corporate                                  533,340                   -
     Consolidated hotels                      3,188,376           3,128,478
     Other current liabilities                  822,961             527,037
                                              ---------           ---------
     Total current liabilities                4,544,677           3,655,515
                                              ---------           ---------

Long-term debt, less current portion (note 4):
  Corporate                                   2,166,660           3,589,010
  Consolidated hotels                         6,471,734           3,596,888
                                              ---------           ---------
                                              8,638,394           7,185,898
                                              ---------           ---------

Other partners' equity                           40,154             148,369
                                             ----------          ----------
  Total liabilities                          13,223,225          10,989,782
                                            -----------          ----------

Shareholders' equity (note 6):
  Common stock, no par value.
     Authorized 20,000,000 shares             9,805,973           9,736,348
  Accumulated deficit                       (5,014,747)         (6,632,163)
                                            -----------         -----------
  Total shareholders' equity                  4,791,226           3,104,185
                                            -----------         -----------
                                            $18,014,451          14,093,967
                                            ===========         ===========

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                         Common Stock
                                 ----------------------------------
                                                                          Accumulated
                                 Shares       Amount        Deficit       Total
_____________________________________________________________________________________
Balance at January 1, 1993        3,426,307   $9,235,445    (29,503,594)  (20,268,149)

Net income                                -            -     20,765,376    20,765,376
                                  ---------    ---------    -----------    ----------

Balance at December 31, 1993      3,426,307   $9,235,445    (8,738,218)       497,227

Net income                                -            -      2,106,055     2,106,055
Common shares issued (note 6)     4,358,020      779,403              -       779,403
Notes receivable (note 6)                 -    (278,500)       (278,500)
                                 ----------  -----------     ----------    ----------

Balance at December 31, 1994      7,784,327    9,736,348     (6,632,163)    3,104,185

Net income                                -            -      1,617,416     1,617,416
Collection of notes receivable
  (note 6)                                -       69,625              -        69,625
                                 ----------  -----------      ---------    ---------

Balance at Deceber 31, 1995       7,784,327   $9,805,973     (5,014,747)    4,791,226
                                 ==========  ======================    =========

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
- -----------------------------------------------------------------------------
Years ended December 31                    1995        1994           1993
- -----------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                               $1,617,416  2,106,055      20,765,376
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
  Depreciation and amortization               419,576    510,869       1,473,933
  Equity in income of hotel limited
     partnerships, net of distributions
     received of $632,673, $456,489
     and $450,557                           (128,850)  (270,909)         241,813
  Other partners' equity in income            226,044    130,336          35,744
  Capital appreciation fee                    610,990    289,010               -
  Gain on disposition of hotels,
     land and related assets                (163,032)  (148,171)       (272,710)
  Gain from debt extinguishment                     -  (495,280)    (21,314,412)
  Valuation allowances                              -          -         155,000
  Other items                                  78,423  (126,338)       1,456,136
                                            --------- ----------      ----------
  Net cash provided by operating
     activities                             2,660,567  1,995,572       2,540,880
                                            ---------  ---------      ----------

Cash flows from investing activities:
  Proceeds from sale of hotels, land
     and related assets                       163,032  4,643,452               -
  Property and equipment additions          (130,321)  (126,369)       (484,363)
  Investment in hotel limited
     partnerships                           (486,000)      (150)           (150)
  Loans to hotel limited partnerships               -  (526,600)        (19,700)
  Advances to hotel limited
     partnership, net                       (141,936)     50,000        (77,000)
  Deferred costs and other assets            (91,973)   (50,934)       (112,637)
  Cash balance of consolidated hotel
     limited partnership                                 224,927               -
                                            --------- ----------       ---------
  Net cash provided (used) by
     investing activities                   (462,271)  3,989,399       (693,850)
                                            --------- ----------      ----------

Cash flows from financing activities:
  Proceeds of long-term debt                1,700,000          -       4,300,000
  Repayments of long-term debt            (1,965,256)(4,662,807)     (6,801,014)
  Net repayments on revolving line
     of credit                              (400,000)(1,000,000)               -
  Payment of capital appreciation fee       (900,000)          -               -
  Proceeds from issuance of common stock       69,625    500,903               -
  Distributions to other partners
     by consolidated hotel                  (123,053)    (7,500)               -
                                            --------- ----------     -----------
Net cash used by financing
  activities                              (1,618,684)(5,169,404)     (2,501,014)
                                          ----------- ----------     -----------

Net increase (decrease) in cash
  and cash equivalents                        579,612    815,567       (653,984)

Cash and cash equivalents at
  beginning of year                         2,035,513  1,219,946       1,873,930
                                           ---------- ----------       ---------
Cash and cash equivalents at
  end of year                              $2,615,125  2,035,513       1,219,946
                                           ========== ==========       =========

                   Notes to Consolidated Financial Statements

(1) SUMMARY OF ACCOUNTING POLICIES

Business

The Company developed and currently manages a chain of twenty-three Signature Inn hotels in the Midwest. Three hotels are owned by consolidated affiliates and twenty other hotels are owned by limited partnerships in which the Company is the general partner. The partnership agreements provide for distributions of available cash to the Company based on its ownership interest.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, the Company-owned hotels (Knoxville through May 1994, Peoria and Normal through December 1993) through the respective date these hotels were sold to affiliated partnerships, and three 50% owned consolidated hotel affiliates (Signature Inn South, Elkhart and effective December 29, 1995 Indianapolis East) in which the Company exercises legal, financial and operational control. Prior to December 29, 1995, the 50% limited partner of the Indianapolis East partnership was also the mortgage lender to this partnership. Summary financial information of Indianapolis
East as of the date of consolidation is as follows:   cash $224,927; other net
current liabilities $143,783; net property and equipment $2,492,273, and long-term debt, net $2,945,516. The effects of all significant intercompany accounts and transactions have been eliminated in consolidation. The equity method is used for investments in hotel limited partnerships in which the Company is a partner with 50% or less ownership and the Company does not exercise legal, financial and operational control. Certain reclassifications of prior year amounts have been made to conform with current year presentations.

Revenues

Management and franchise fees are based on a percentage of revenues or house profits of the hotels owned by hotel limited partnerships and are recognized as hotel revenues and profits are earned.

Net Income Per Share

Net income per share is calculated using the weighted average number of shares outstanding during the year. Common stock equivalents that in the aggregate dilute income per share by less than 3% are not considered in computing average shares outstanding.

Cash Equivalents

Cash equivalents represent highly liquid short-term investments with initial maturities of three months or less, stated at cost which approximates market.

Investments in Hotel Limited Partnerships

Investments in hotel limited partnerships are recorded at the Company's initial investment, increased or decreased by the Company's share of the partnership's income or loss, less distributions received.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and includes interest incurred during construction. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

Land held for sale or development is carried at the lower of cost or estimated fair value.

Deferred Costs

Fees and other costs incurred in obtaining long-term financing are amortized on the straight-line basis over the life of the related loan. Unamortized costs are charged to expense upon the early payment of the related financing.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The Company evaluates its real estate and partnership investments periodically to assess whether any impairment indications are present, including recurring operating losses and significant adverse changes in legal factors or business climate that affect the recovery of recorded value. If any real estate or partnership investments are considered impaired, a loss is provided to reduce the carrying value to its estimated fair value.

Fair Value of Financial Instruments

The carrying amount of long-term debt approximates its fair value because the interest rates are currently at market. A reasonable estimate of the fair value of the receivables from hotel limited partnerships is not practicable without incurring excessive costs because there is no market for comparable instruments. The carrying amounts of all other financial instruments approximate fair value because of the short-term maturity of these items.

(2) HOTEL LIMITED PARTNERSHIPS

Summary financial information for the hotel limited partnerships reported on the equity method is as follows:

                                            1995            1994
                                            ------------    ----------
Hotel properties                            $69,588,332     72,891,402
Net current assets                            4,478,542      2,240,875
Deferred costs                                1,013,523      1,149,763
Long-term debt                             (58,499,873)   (63,055,671)
                                           ------------   ------------
  Net assets                                 16,580,524     13,226,369

Less:
  Equity of other partners                   13,868,164     11,280,163
  Income not recognized                         487,503        568,276
                                            -----------    -----------
  Investments in hotel
     limited partnerships                  $  2,224,857      1,377,930
                                            ===========    ===========

Revenues                                     35,432,793     33,899,680
Operating  expenses                        (32,267,788)   (31,153,735)
Extraordinary gains                           1,835,952        683,020
                                             ----------     ----------
  Net income                                  5,000,957      3,428,965

Less other partners' share                    4,239,434      2,701,567
                                              ---------      ---------
  Equity in income                          $   761,523        727,398
                                              =========      =========

As of December 31, 1995 and 1994, net receivables from hotel limited partnerships, classified as long-term investments, included $647,987 and $506,051, respectively, of interest-bearing advances at the prime rate plus 1.0% (9.5% at December 31, 1995 and 1994). The Company also has a $2,377,361 non-interest bearing note receivable from a partnership which is dependent on future cash flows of the partnership for repayments and matures in 2004. In 1995, the Company contributed $486,000 for a 40% general partner interest in a hotel limited partnership. This partnership-owned hotel is expected to open the summer of 1996. In 1993, the Company established a reserve of $362,000 and a valuation allowance of $70,000 based on estimated recoverability of advances due from two partnerships.

In conjunction with the sale of the three Company-owned hotels to affiliated limited partnerships in 1993 and 1994, the Company acquired participations in partnership mortgage loans totalling $546,300 which bear interest at 12% and mature in 1999.

Interest income on receivables from limited partnerships was $159,435 in 1995, $114,506 in 1994 and $39,868 in 1993.

(3) PROPERTY AND EQUIPMENT

Property and equipment representing hotels, corporate office equipment and land held for sale or development are summarized as follows:

                                            1995             1994
                                            -----------      ---------
Land                                        $ 1,210,500      710,500
Leasehold and land improvements                 759,890      451,559
Buildings                                     7,394,047    5,200,170
Furniture and equipment                       3,518,317    2,459,770
Land held for sale or development               913,739      913,739
                                             ----------    ---------
                                             13,796,493    9,735,738
Accumulated depreciation                      5,032,706    3,192,533
                                             ----------    ---------
                                            $ 8,763,787    6,543,205
                                             ==========    =========

During 1995, the Company sold its easement rights of a billboard for net proceeds of $163,032.

During 1994, the Company sold a hotel to an affiliated limited partnership for $4.3 million, resulting in a $13,000 gain. Additionally, in 1994, the Company sold a tract of land adjacent to a Signature Inn hotel to a restaurant operator; net proceeds of $333,000 were received, resulting in a gain of $132,000.

During 1993, the Company transferred ownership of three hotels to lenders and sold two additional hotels to an affiliated limited partnership. The combined net carrying value of the five hotels was $17.0 million at the time of disposition, resulting in a gain of $273,000.

A valuation allowance of $85,000 was provided in 1993 to reduce the carrying value of land held for sale to estimated net realizable value.


(4) LONG-TERM DEBT

                                             1995          1994
                                             -----------   ---------
Corporate:
  Line of credit                             $1,100,000    1,500,000
  Term note                                   1,600,000            -
  Variable rate note                                  -    1,800,000
  Capital appreciation fee                            -      289,010
                                             ----------   ----------
                                              2,700,000    3,589,010
Consolidated hotels                           9,660,110    6,725,366
                                             ----------   ----------
     Total                                   12,360,110   10,314,376

Less current portion:
  Corporate                                     533,340            -
  Consolidated hotels                         3,188,376    3,128,478
                                              ---------    ---------
     Long-term portion                     $  8,638,394    7,185,898
                                              =========    =========

At December 31, 1995 and 1994, respectively, the revolving line of credit bears interest at prime plus .75% and 1.25% (9.25% and 9.75% at December 31, 1995 and 1994), matures on May 31, 1997, and is secured by substantially all assets of the Company. The original $2.5 million available line of credit was reduced to $1.6 million effective September 1, 1995.

On September 1, 1995, the Company repaid Banc One Capital Partners II the $1.8 million variable rate note along with a $900,000 cash payment in full satisfaction of the capital appreciation fee. The variable rate note agreement required a capital appreciation fee equal to 25% of the value of the
Company, as defined, at a specific time in the future.    The accrued fee at
December 31, 1994 represented the present value of the estimated amount due the lender based on an estimate of the Company's value and a December 1996 payment date. If a change of control of the Company, as defined, occurs prior to December 1996, an additional fee may be payable to the lender.

The source of funds for this transaction was provided by a new $1.7 million term note from Bank One, Indianapolis along with an advance from the Company's line of credit and corporate cash. The term note requires monthly principal payments of $44,445 through December 1998 along with interest at the prime rate plus 1.25% (9.75% at December 31, 1995).

The unsecured variable rate note carried an interest rate of 8.72% above the 30-day "AA" commercial paper rate (14.79% at December 31, 1994).

Upon the sale of a Company-owned hotel in May 1994 to a limited partnership, a $4.9 million hotel loan and related hotel obligations were extinguished at a discount resulting in an extraordinary gain of $223,000. Additionally, a tract of land was sold in November 1994, and the land loan notes were extinguished at a discount, resulting in an extraordinary gain of $217,000.

In October 1993, the Company reached an agreement for a negotiated discounted payoff of all obligations due to its previous primary lender. In December 1993, the note payable to the lender of $9.6 million and other obligations of $1.1 million were extinguished for a $6.0 million cash payment, and a $4.4 million loan guarantee claim was cancelled, resulting in an extraordinary gain of $8.2 million after certain related expenses. Concurrently, two Company-owned hotels were sold to an affiliated limited partnership. The related hotel loans of $9.7 million and other obligations of $572,000 were extinguished resulting in an extraordinary gain of $3.2 million, with the limited partnership assuming $7.0 million of hotel loans.

During 1993, ownership of three other Company-owned hotels was relinquished resulting in the extinguishment of approximately $18.4 million of loans and related hotel obligations of $497,000 resulting in an extraordinary gain of $9.8 million.

The consolidated hotel affiliates' mortgage loans are non-recourse to the Company, bear interest at rates ranging from 9.25% to 9.80%, and mature in April 1996, 2006 and 2016. The Company anticipates extending the Indianapolis South loan maturing in 1996 to 1999.

The aggregate annual scheduled principal payments of long-term debt during the next five years are: $3,721,716 in 1996 (including a consolidated hotel affiliate loan), $1,769,300 in 1997 (including the outstanding line of credit), $668,829 in 1998, $146,832 in 1999 and $163,766 in 2000.

Interest paid amounted to $978,649, $1,295,394 and $2,704,516 in 1995, 1994
and 1993, respectively. Accrued interest of $2,099,538 was added to loan obligations in 1993 under an agreement with a lender.


(5) INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are as follows:

                                             1995          1994
                                             -----------   ---------
Deferred Tax Assets:

Hotel limited partnership investments        $1,229,000    1,572,000
Land held for sale or development               600,000      600,000
Partnership advances                            419,000      419,000
Net operating loss carry forwards             1,869,000    2,433,000
Other                                           621,000      718,000
                                              ---------    ---------
 Gross deferred tax assets                    4,738,000    5,742,000
 Less valuation allowance                   (2,111,000)  (1,772,000)
                                             ----------    ---------
  Net deferred tax assets                    $2,627,000    3,970,000
                                              =========    =========

Deferred Tax Liabilities:

Depreciation                                     45,000       51,000
Hotel limited partnerships                    2,582,000    3,919,000
                                              ---------    ---------
 Deferred tax liabilities                    $2,627,000    3,970,000
                                              =========    =========

At December 31, 1995, the tax net operating loss carry forwards, which expire in 2007, are approximately $5.5 million.


(6) SHAREHOLDERS' EQUITY

On April 7, 1994, a private placement of 2,549,500 shares of common stock at $.20 per share was completed with the operating management of the Company. Cash proceeds of $231,400 along with $278,500 of recourse promissory notes were received by the Company. The notes carried interest at 6.0% and were collateralized by the stock issued. The outstanding balances of the notes were repaid in 1996.

Net cash proceeds of $269,503 were received on May 12, 1994, from a rights offering to existing shareholders and 1,808,520 shares of common stock were issued at $.20 per share.

The 1986 Stock Option Plan provided for the granting of options to purchase a maximum of 300,000 common shares to employees of the Company through March 26, 1996. The options granted to employees have an exercise price equal to the fair value of the shares at the date of grant. As of December 31, 1995, there are 8,500 options outstanding at an exercise price of $1 1/8 which expire on July 1, 1997.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders Signature Inns, Inc.:

We have audited the accompanying consolidated balance sheets of Signature Inns, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Signature Inns, Inc. as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP


Indianapolis, Indiana
February  23, 1996

Management's Discussion and Analysis of Financial Condition and Results of Operations

Hotel Operations

Hotel operations of two hotels owned by consolidated affiliates (Indianapolis South and Elkhart) are included in the 1995 statement of operations for all of 1995, 1994 and 1993. Effective December 29, 1995, the operating results of a third consolidated affiliate (Indianapolis East) are included in the statement of operations. The operating results of the Company-owned Knoxville hotel and two other Company-owned hotels (Peoria and Normal) are reflected through May 1994 and December 1993, respectively, the dates these hotels were sold to affiliated partnerships. The operating results of three additional Company-owned hotels are reflected through the second quarter of 1993, the dates ownership of these hotels was transferred to lenders.

Hotel revenues of $3,470,062 for the year ended December 31, 1995 represented a $372,087 decrease compared to 1994. Hotel revenues from Indianapolis South and Elkhart increased $244,701 for the year, offsetting the decrease from the disposition of the Company-owned Knoxville hotel in May 1994. The increased revenues of Indianapolis South and Elkhart resulted from a 2.7% increase in occupancy and a 4.1% increase in average room rates for the year. Hotel revenues of $3,842,149 for the year ended December 31, 1994 represented a $5,384,721 decrease compared to 1993. Hotel revenues from Indianapolis South and Elkhart increased $339,633 for the year offsetting the decrease from the disposition of the Company-owned Knoxville hotel in May 1994 and the five Company-owned hotels in 1993. The increased revenues of Indianapolis South and Elkhart resulted from a 5.5% increase in occupancy and a 5.2% increase in average room rates for the year.

Hotel costs and expenses of $1,757,515 for the year ended December 31, 1995 represented a $275,880 decrease compared to 1994. Hotel costs and expenses from Indianapolis South and Elkhart increased $76,096 for the year, due primarily to the increase in the number of rooms sold, offsetting the decrease from the disposition of the Company-owned Knoxville hotel in May 1994. Hotel costs and expenses of $2,033,395 for the year ended December 31, 1994 represented a $3,439,442 decrease compared to 1993. Hotel costs and expenses from Indianapolis South and Elkhart increased $119,016 for the year, due primarily to the increase in the number of rooms sold, offsetting the decrease from the disposition of the Company-owned Knoxville hotel in May 1994 and the five Company-owned hotels in 1993.

Hotel depreciation and amortization expense decreased $116,965 for the year ended December 31, 1995 compared to 1994 due primarily to the hotel disposition in May 1994. Hotel depreciation and amortization expense decreased $959,738 for the year ended December 31, 1994 compared to 1993 due primarily to the hotel dispositions in 1993 and in May 1994. Hotel depreciation and amortization includes $272,290, $288,555 and $320,558 for 1995, 1994 and 1993, respectively, relating to Indianapolis South and Elkhart.

Corporate Operations

Management and franchise fees increased $105,115 for the year ended December 31, 1995 compared to 1994. Management and franchise fees from the three hotels sold to affiliated limited partnerships in 1994 and 1993 amounted to $419,397 and $317,659 in 1995 and 1994, respectively. During 1995, the
Company began recognizing management and franchise fee income from a partnership upon the reduction of a fee subordination limitation and the restructuring of the debt of the partnership. These recognized fees totalled $48,742 in 1995. The remaining increase in fee income is due to increased
revenues at the other partnership hotels.   For 1995, chainwide occupancy
decreased 0.7 percentage points to 67.2% and average daily rate increased $2.36 to $55.81. The hotel industry experienced an average 1995 occupancy of 65.5% compared to 65.1% during 1994. This marks the fourth consecutive year for industry wide occupancy increases, and industry wide occupancies are expected to continue to improve during 1996. The room demand growth rate continues to increase faster than the supply of new rooms, although recently the supply growth rate appears to be accelerating. The majority of Signature Inn hotel markets have recently seen new hotel rooms either added or under construction causing hotel occupancies at certain partnership hotels to be negatively impacted and other hotels may also be adversely effected in the future. The Company believes its financial structure and resources are adequate to withstand the potential negative effect of the increased
competition on the hotels and the associated fee income.   Management and
franchise fees increased $425,912 for the year ended December 31, 1994 compared to 1993. The Company began recognizing management and franchise fees under agreements with two hotels sold to an affiliated partnership in December 1993 and with another hotel sold to an affiliated partnership in May 1994.
The remaining increase in fee income is due to increased revenues at the other hotels. Chainwide occupancy and average daily rate for 1994 increased 1.7 percentage points and $2.97, respectively.

The Company anticipates earning management and franchise fee income from a new 81 room partnership-owned hotel scheduled to open in the summer of 1996.

Through late 1994, the Company earned fees from managing Signature Inn hotels owned by non-affiliates, primarily lenders that had taken possession of a Signature Inn hotel as part of the Company or affiliated partnerships' financial restructuring during 1993 and 1992. Fees earned from non-affiliates under short-term agreements amounted to $63,549 and $197,175 in 1994 and 1993, respectively.

General and administrative expenses for the year ended December 31, 1995 were $2,236,622 which represented a $94,830 increase compared to 1994. The increase is attributable to increased employee compensation and legal costs. General and administrative expenses for the year ended December 31, 1994 were $2,141,792 which represented a $240,427 decrease compared to 1993. The decrease is attributable to reduced labor and legal costs.

Other Income (Deductions)

Equity in income of hotel limited partnerships represents the Company's share of the partnerships' income or loss. The increase of $34,125 for the year ended December 31, 1995 is attributable to increased profitability of the partnership owned hotels in 1995 and an increased ownership percentage in one hotel. In addition, one time gains totalling $91,797 and $117,913 were recognized by the Company in 1995 and 1994, respectively (based upon its ownership share) upon debt restructuring of partnerships. The increase of $518,654 for the year ended December 31, 1994 is attributable to increased profitability of the partnership owned hotels in 1994 from increased occupancy and room rates, increased ownership percentages in two hotels and the recognition of the one time gains of $117,913.

Interest income for the year ended December 31, 1995 increased $85,706 compared to 1994. The increase was a result of higher investable cash balances earning a higher yield and interest income earned for a full year in 1995 from the Company's loan participation agreements. Interest income recognized from the notes due from the Operating Management of the Company were $13,864 and $12,488 for 1995 and 1994, respectively. Interest income for the year ended December 31, 1994 increased $96,051 compared to 1993. The increase was a result of higher investable cash balances earning a higher yield, interest income recognized from the notes due from the Operating Management of the Company executed in April 1994, and interest income earned from the Company's loan participation agreements in connection with the three hotels sold to affiliated limited partnerships in December 1993 and May 1994.

Interest expense for the year ended December 31, 1995 represents a $294,095 decrease compared to 1994 due to decreased average outstanding indebtedness and the retirement of the higher rate variable note with the term note on September 1, 1995, offset slightly by the increased cost of borrowings due to the increase in the prime lending rate on the line of credit throughout the year compared to 1994 and the variable rate subordinate note through August 1995. Interest expense for the year ended December 31, 1994 represents a $2,180,823 decrease compared to 1993. Interest ceased to accrue on hotel loans upon the transfer of ownership of three hotels to lenders during May and June of 1993, the sale of two hotels in December 1993 and the sale of the Knoxville hotel in May 1994. Additionally, the refinancing of the corporate debt obligations in December 1993 resulted in a substantial reduction of the outstanding interest bearing indebtedness of the Company.

The Company satisfied the Capital Appreciation Fee arrangement in exchange for a cash payment of $900,000 on September 1, 1995. During 1994, $289,010 of related expense was accrued representing the present value of the estimated amount due the lender based on a current estimate of the Company's value and a December 1996 payment date.

Gain on Disposition of Hotels and Land, and Extinguishment of Debt

In May 1994, the Company sold the Knoxville hotel to an affiliated limited partnership resulting in the extinguishment of approximately $4.9 million of hotel debt and other obligations. The difference between the debt extinguished and the selling price of the hotel of $223,000 is reflected as extraordinary gain on extinguishment of debt in 1994. The excess of the net book value of the hotel and the sales price of $13,000 is reflected as gain on disposition of hotel in 1994. In November 1994, proceeds of $333,000 were received and a gain of $132,000 recognized upon the sale of a tract of land.

During 1993, the Company relinquished ownership of five Company-owned hotels resulting in the extinguishment of approximately $28.1 million of hotel debt obligations and related other obligations. The difference between the total debt extinguished and the estimated value of the five hotels at the date of conveyance is reflected as an extraordinary gain on extinguishment of debt. The excess of the estimated value (based upon appraisals and on firm purchase contracts) of the five hotels and the net book value of $272,710 is reflected as gain on disposition of hotels. The discount of the primary lender's debt obligations in excess of the $6.0 million payoff achieved in December 1993 is recorded as gain from debt extinguishment.

Capital Resources and Liquidity

The Company believes that the cash generated from management and franchising activities and hotel limited partnership investments, along with additional borrowing capabilities and cash balances will provide adequate liquidity to meet its operating needs and the payment requirements of its corporate obligations over the next twelve months.

Impact of Accounting Pronouncements Not Yet Adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation Plans" was issued in October 1995. The Statement is effective for fiscal years beginning after December 15, 1995. As allowed by the new Statement, the Company plans to continue to use Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock options. Certain pro forma and other information will be disclosed as if the company had measured compensation costs in a manner consistent with the new Statement.

BOARD OF DIRECTORS


John D. Bontreger
President, Chief Executive Officer & Chairman


Mark D. Carney
Vice President Finance & Chief Financial Officer


Bo L. Hagood
Vice President Hotel Operations


Stephen M. Huse
President & Chief Executive Officer
The Huse Food Group, Inc.


David R. Miller
Secretary & Executive Director of Sales & Marketing


George A. Morton
Farm Operator & Farm Real Estate Sales


Richard L. Russell
Managing Director of the Direct Regions
National Retail Hardware Association


Richard E. Shank
Independent Real Estate Broker


Orus E. Weaver
Independent Life Insurance Broker

OFFICERS AND ASSOCIATES


John D. Bontreger
President & Chief Executive Officer


Martin D. Brew
Treasurer & Controller


Mark D. Carney
Vice President Finance & Chief Financial Officer


Bo L. Hagood
Vice President Hotel Operations


David R. Miller
Secretary & Executive Director of Sales & Marketing


Paul A. (Pat) Taylor
Executive Director Real Estate & Franchising


Michael J. Davis
Scott W. Stuart
John A. Wick
Hotel Regional Directors


James W. Getchell
Director of Purchasing, Refurbishing & Maintenance


Christopher C. Heugel
Director of Hotel Sales


Marie T. Leiding
National Sales Director


Joseph H. Stanley
Director of Human Resources


CORPORATE INFORMATION

Corporate Office
Signature Inns, Inc.
One Parkwood Crossing
250 East 96th Street, Suite 450
Indianapolis, Indiana  46240
Telephone:  (317) 581-1111

Independent Accountants
KPMG Peat Marwick LLP

Annual Report on Form 10-KSB

A copy of Signature Inns, Inc.'s 1995 annual report on Form 10-KSB as filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to David R. Miller, Secretary at the corporate address.

General Counsel
Thomas N. Eckerle, Attorney
Johnson, Smith, Pence, Densborn, Wright and Heath

Transfer Agent
Any change in shareholder address or certificate registration should be directed to:

 Harris Trust & Savings Bank
 311 West Monroe Street, 14th Floor
 Chicago, IL  60690

 Telephone:  (800) 573-4048


Annual Meeting
The annual meeting of Shareholders will be held at 2:00 p.m., local time on Tuesday, May 21, 1996 at the Ritz Charles, 12156 North Meridian Street, Carmel, Indiana.


Common Stock Information
The common stock of Signature Inns, Inc. is a non-NASDAQ over-the-counter security traded on the "Pink Sheets" under the symbol SITNQ.